China Agri-Business, Inc.

Building 2, Unit 1, 15th Floor Ling Xian Xin Cheng, 86 Gaoxin Road Hi-Tech Industrial Development Zone Xian, Shaanxi, China 710065	11 East 86th Street New York, New York 10028

April 30, 2010

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	China Agri-Business, Inc.
Form S-1/A
File No. 333-157346

Ladies and Gentlemen:

In accordance with Rule 477 promulgated under the Securities Act of 1933, as amended, China Agri-Business, Inc. (the “Company”) hereby requests withdrawal of its Amendment to Registration Statement on Form S-1/A (File No. 333-157346) (the “Amendment”), that was filed with the Securities and Exchange Commission (the “Commission”) on April 23, 2010.  The Company requests withdrawal of the Amendment because it was coded with an incorrect Edgar submission type code.  The Company has resubmitted its filing as a Post-Effective Amendment to the Registration Statement on Form S-1 (File No. 333-157346), using the correct Edgar submission type.

Sincerely,

China Agri-Business, Inc.

By:	/s/ Xiaolong Zhou
Xiaolong Zhou
Chief Financial Officer